

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2006

<u>Mail Stop 3561</u>

Mr. Ross Lyndon-James,
Chief Executive Officer
National Healthcare Technology, Inc.
1660 Union Street, Suite 200
San Diego, CA 92101

>   **Re:**   **National Healthcare Technology, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
>   **Form 10-QSB for the Fiscal Period Ended March 31, 2006**
>   **Form 10-QSB/A1 for the Fiscal Period Ended September 30, 2005**
>   **File No. 1-28911**

Dear Mr. Lyndon-James:

We have reviewed the financial statements included in your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Fiscal Year Ended October 31, 2005</u>
<u>Part II, Item 8A, Controls and Procedures, page 17</u>

1.   Please disclose in the first paragraph, if true, that the error(s) discovered during the audit constituted material weaknesses.

2.   Disclose when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

3.   Please disclose whether the company believes that the material weaknesses still existed at the end of the period covered by the report and describe the basis for management conclusions.

4.   We note your statement that "disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entities disclosure objectives". Please revise to state clearly, if true, that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are, or are not, effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

5.   The above comments regarding Controls and Procedures also apply to the company's Form 10-QSB/A1 for the fiscal period ended September 30, 2005 and the Form 10-QSB for the fiscal period ended March 31, 2006. Please revise.

Financial Statements, page F-1
Note 5 – Equity Transactions, page F-13

6.   We note your disclosures regarding the issuance of 1,800,000 warrants on page F-14. It appears that no value was ascribed to these warrant issuances. Please tell us the specific accounting literature that you considered in determining the appropriate accounting treatment for the warrants.

7.   We note that a volatility assumption of 0.1% was used to value the warrants. As discussed in footnote 1 of EITF 96-18, the use of the minimum value method under FAS 123 is not appropriate for awards granted to non-employees. Please revise your disclosure accordingly.

Exhibits 31.1 and 31.2, Certifications

8.   We note multiple differences between the language of your certification and the
        language that is required by Item 601(b)(31) of Regulation S-B. Please revise your
        certification accordingly. To the extent that additional disclosures are required to
        make the certification accurate, provide such disclosures under Item 8A. Specifically,
        we note the following differences between your disclosure and the required language:

- The last phrase in paragraph 2 should refer to "this report", rather than "this quarterly
  report". In addition, your disclosures in paragraphs 3-5 should be revised to reference
  "this report" rather than "this annual report".
- Paragraph 4 should be revised to refer to the correct citation for the definition of
  disclosure controls and procedures in Exchange Act Rules 13a-15(e)and 15d-15(e).
- Paragraphs 4(b) and 4(c) should be combined and revised to state that you have
  evaluated the effectiveness of the registrant's disclosure controls and procedures and
  presented your conclusions about the effectiveness of the disclosure controls and
  procedures as of the end of the period covered by the report (not within a date within
  90 days of the filing date).
- Paragraph 4(d) is omitted which should indicate that you have disclosed in the report
  any change in the registrant's internal control over financial reporting that occurred
  during the registrant' most recent fiscal quarter (the registrant's fourth fiscal quarter in
  the case of an annual report) that has materially affected, or is reasonably likely to
  materially affect, the registrant's internal control over financial reporting.
- Paragraph 5(a) should state that *all material weaknesses*, as well as significant
  deficiencies, in the design or operation of internal control over financial reporting
  which are reasonably likely to adversely affect the registrant's ability to record,
  process, summarize and report financial information, have been disclosed.

9.   The comments in the above section regarding management's certifications also apply
        to the company's Form 10-QSB/A1 for the fiscal period ended September 30, 2005
        and the Form 10-QSB for the fiscal period ended March 31, 2006. Please revise your
        disclosures accordingly.

Form 10-QSB for the Fiscal Period Ended March 31, 2006
Part I, Item 1, Financial Information
Note 4, Subsequent Events, page F-11

10.   Please revise the first paragraph to clarify whether the company has acquired
        developed oil and/or gas reserves and whether they are currently producing. Also,
        disclose the company's percentage interest in the lease and its location.

11.   Please tell us how many common shares, warrants and options are outstanding after
        giving effect to the subsequent events and related party transactions disclosed in Notes
        3 and 4. Consider the disclosure requirements of paragraph 40(c) of FAS 128. In

future quarters, it may be necessary to present statements of stockholders' equity to provide clear disclosure.

Part I, Item 2
Management's Discussion and Analysis, page 3

12.   Please revise to explain in detail, the company's plan of operations for "oil and gas exploration and production, mineral lease purchasing and all activities associated with acquiring, operating and maintaining the assets of such operations". Describe the company's interest in an oil and gas lease acquired April 3, 2006 and explain how the lease will fit into the company's plan.

13.   Please explain the company's adoption of SFAS 123R and its effect upon the financial statements. The discussion should include material estimates or assumptions and how these matters may affect the financial statements. We note your disclosures in Note 4 on page F-12 regarding the restricted stock, termination grants and warrants granted to your executive officers.

14.   The company's current consulting, business management, advice, operational management and business development agreements should be described in this section including their significant terms. Each should be related to the company's operating plan in terms of activities and costs.

Form 10-QSB/A1 for September 30, 2005

15.   Please revise your financial statements as necessary to comply with outstanding comments of June 22, 2006 on your May 22, 2006 Form 8-K/A1.

Closing Comments

16.   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please make appropriate revisions in your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than March 16, 2006. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

Any questions regarding the comments may be directed to Maureen Bauer, Accountant at (202) 551-3237 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355. In this regard, please do not hesitate to contact the undersigned or John Reynolds, Chief at (202) 551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies